COMMENTS RECEIVED ON 03/04/2022

FROM RYAN SUTCLIFFE

FIDELITY COVINGTON TRUST (File Nos. 033-60973 and 811-07319)

Fidelity Metaverse ETF

POST-EFFECTIVE AMENDMENT NO. 94

1)

C:    The Staff requests we respond to these comments no later than five business days before the filing is scheduled to become effective automatically. If this isn’t possible, the Staff requests we file to delay an amendment under 485(b).

R:

We will make reasonable efforts to respond to comments within the requested timeframe.

2)

C:    The Staff requests we fill in all blanks, brackets, and otherwise missing information sufficiently in advance of effectiveness for review.

R:

We will make reasonable efforts to provide the requested information that the registrant believes is material for review purposes sufficiently in advance of effectiveness.

3)

“Fund Summary” (prospectus)

“Fee Table”

“The following table describes the fees and expenses that may be incurred when you buy, hold, and sell shares of the fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table or example below.”

C:

The Staff requests we bold the second sentence above per N-1A.

R:

We will make the requested change.

4)

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we provide the fees and expenses sufficiently in advance of effectiveness for review.

R:

Please see the attached completed information.

5)

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we confirm that any acquired fund fees and expenses are not anticipated to exceed one basis point of average net assets of the fund.

R:

Acquired fund fees and expenses are not estimated to exceed one basis point of the fund’s average net assets.

6)

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we confirm there are no fee reimbursement or recoupment arrangements.

R:

The funds will not have fee reimbursement or recoupment arrangements.

7)

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we provide the example sufficiently in advance of effectiveness for review.

R:

Please see the attached completed information.

8)

“Fund Summary” (prospectus)

“Principal Investment Risks”

“In addition, the fund is classified as non-diversified under the Investment Company Act of 1940 (1940 Act), which means that it has the ability to invest a greater portion of assets in securities of a smaller number of individual issuers than a diversified fund. As a result, changes in the market value of a single investment could cause greater fluctuations in share price than would occur in a more diversified fund.”

C:

The Staff requests we set this paragraph off as a diversification risk as a best practice.

R:

The registrant has italicized the disclosure to clarify that it is a separate item from the disclosure above.

9)

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

If the fund intends to utilize representative sampling, the Staff requests we disclose a management risk of doing so.

R:

The Staff has indicated that the prospectus summary section is intended to be a type of “executive summary” of “streamlined disclosure of key mutual fund information” at the front of the prospectus (1998 and 2009 Form N‐1A amendments adopting releases). We believe that we have appropriately summarized the key information about the fund’s principal investment risks in the summary section in accordance with Form N‐ 1A. Additional disclosure regarding the risks of using sampling techniques is contained in the “Correlation to Index” risk under Principal Investment Risks in the Fund Basics section. Accordingly, we do not believe additional disclosure is needed.

10)

“Fund Summary” and “Investment Details” (prospectus)

“Principal Investment Risks” and

 “Investment Details” (prospectus)

“Principal Investment Strategies”

From Fund Summary – Principal Investment Risks:

“Passive Management Risk. The fund is managed with a passive investment strategy, attempting to track the performance of an unmanaged index of securities, regardless of the current or projected performance of the fund’s index or of the actual securities included in the index. This differs from an actively managed fund, which typically seeks to outperform a benchmark index. As a result, the fund’s performance could be lower than actively managed funds that may shift their portfolio assets to take advantage of market opportunities or lessen the impact of a market decline or a decline in the value of one or more issuers. The fund will be concentrated to approximately the same extent that the fund’s index concentrates in the securities of issuers in a particular industry.”

From Investment Details - Principal Investment Strategies:

“The fund will invest more than 25% of its total assets in securities of issuers in a particular industry to approximately the same extent that the Fidelity Metaverse Index concentrates in the securities of issuers in a particular industry. In addition, the fund may invest a significant percentage of its assets in relatively few companies. The fund is classified as non-diversified.”

C:

The Staff requests we add “or group of industries.”

R:

We believe the disclosure appropriately characterizes the fund’s concentration policy, and, as such, have not modified the disclosure. The Staff has indicated that the prospectus summary section is intended to be a type of “executive summary” of “streamlined disclosure of key mutual fund information” at the front of the prospectus (1998 and 2009 Form N-1A amendments adopting releases). We believe that we have appropriately summarized the key information about the fund in the summary section in accordance with Form N- 1A. We note that the prospectus contains disclosure in the “Sector Exposure” and “Metaverse Companies” risks, which disclose the risks associated with a particular sector and industry to which the fund is expected to have significant exposure. Accordingly, we do not believe additional disclosure is needed.

11)

“Fund Summary” and “Investment Details” (prospectus)

“Principal Investment Risks”

“Passive Management Risk. The fund is managed with a passive investment strategy, attempting to track the performance of an unmanaged index of securities, regardless of the current or projected performance of the fund’s index or of the actual securities included in the index. This differs from an actively managed fund, which typically seeks to outperform a benchmark index. As a result, the fund’s performance could be lower than actively managed funds that may shift their portfolio assets to take advantage of market opportunities or lessen the impact of a market decline or a decline in the value of one or more issuers. The fund will be concentrated to approximately the same extent that the fund’s index concentrates in the securities of issuers in a particular industry.”

C:

The Staff requests that, insofar as this is a concentration risk, we offset it separately as such.

R:

The Staff has indicated that the prospectus summary section is intended to be a type of “executive summary” of “streamlined disclosure of key mutual fund information” at the front of the prospectus (1998 and 2009 Form N-1A amendments adopting releases). We believe that we have appropriately summarized the key information about the fund in the summary section in accordance with Form N- 1A. Whether or not the fund may be concentrated in a particular industry will be dictated by the fund’s passive management to seek to track an index, and, as such, the potential for concentration has been included with passive management risk. We note that this statement is in addition to the disclosure included in the “Sector Exposure” and “Metaverse Companies” risks, which disclose the risks associated with particular sectors and industries to which the fund is expected to have significant exposure. Accordingly, we do not believe additional disclosure is needed.

12)

“Investment Details” (prospectus)

“Principal Investment Strategies”

“The Fidelity Metaverse IndexSM is constructed using Fidelity’s rules-based proprietary index methodology. The index methodology identifies and ranks stocks for inclusion in the index based on company revenues and proprietary natural language processing (NLP) scores. Stocks of companies that generate at least 50% of their total revenue from one or more of the following business activity categories are eligible for inclusion in the index, subject to thematic quality screens: computing hardware and components, digital infrastructure, design and engineering software, gaming technology and software, web development and content services, and smart phone and wearable technology. Stocks of companies with less than 50% of their total revenue from these business activities may also be included in the index if an insufficient number of companies meet the 50% revenue threshold. NLP is used to analyze text-based documents to identify companies with relevant keywords. Stocks are assigned thematic relevancy scores and those with the highest scores are selected for inclusion in the index. Each stock is weighted by adjusted market capitalization and capped under the methodology. The index is rebalanced quarterly.”

C:

The Staff requests that we explain how this group of companies with less than 50% total revenues from the named business activities will be sufficiently tied to metaverse industries for the purposes of rule 35d-1.

R:

To be included in the index, a company needs to demonstrate thematic relevance based on a certain amount of revenues tied to the relevant business activities. Stocks are first selected for inclusion if the issuing company generates at least 50% of its revenue from one or more of the Metaverse business activity categories. While it is generally expected that there will be a sufficient number of stocks with at least 50% revenues in one or more Metaverse business categories, the index methodology permits inclusion of stocks with less than 50% revenues. Such stocks must still demonstrate relevance to the Metaverse theme based on percentage of revenues tied to one or more Metaverse business categories. Stocks of companies having a higher percentage of revenues associated with one or more Metaverse business activity categories will be prioritized until sufficient names tied to the Metaverse theme are identified. Stocks that have less than 50% of revenues in one or more Metaverse business categories will also be capped at lower levels than stocks with at least 50% revenues in one or more Metaverse business categories. At least 80% of the fund’s assets will be invested in companies that generate at least 50% of their total revenues in one or more of the identified Metaverse business categories. Notwithstanding that we believe our methodology would identify companies that are sufficiently tied to the theme in the fund name for purposes of rule 35d-1, we have modified the methodology and updated the disclosure as follows:

“The Fidelity Metaverse Index is constructed using Fidelity's rules-based proprietary index methodology. The index methodology identifies and ranks stocks for inclusion in the index based on company revenues and proprietary natural language processing (NLP) scores. Stocks of companies that generate at least 50% of their total revenue from one or more of the following business activity categories are eligible for inclusion in the index, subject to thematic quality screens: computing hardware and components, digital infrastructure, design and engineering software, gaming technology and software, web development and content services, and smart phone and wearable technology.

~~Stocks of companies with less than 50% of their total revenue from these business activities may also be included in the index if an insufficient number of companies meet the 50% revenue threshold.~~ NLP is used to analyze text-based documents to identify companies with relevant keywords. Stocks are assigned thematic relevancy scores and those with the highest scores are selected for inclusion in the index.”

13)

“Investment Details” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests that we state the index’s frequency of reconstitution.

R:

The index’s quarterly rebalancing includes reconstitution. We have revised the disclosure as follows:

        “The index is rebalanced (and reconstituted) quarterly.”

14)

“Investment Details” (prospectus)

“Principal Investment Strategies”

“The fund may not always hold the same securities as the Fidelity Metaverse IndexSM. Geode may use statistical sampling techniques to attempt to replicate the returns of the index. Statistical sampling techniques attempt to match the investment characteristics of the index and the fund by taking into account such factors as capitalization, industry exposures, fundamental characteristics, liquidity, country weightings, and the effect of foreign taxes.”

C:

The Staff requests we disclose if the fund primarily utilizes replication or sampling.

R:

 We have modified the disclosure as follows to indicate that the fund primarily utilizes replication.

“The fund primarily utilizes replication, however, ~~T~~the fund may not always hold the same securities as the Fidelity Metaverse IndexSM. Geode may use statistical sampling techniques to attempt to replicate the returns of the index. Statistical sampling techniques attempt to match the investment characteristics of the index and the fund by taking into account such factors as capitalization, industry exposures, fundamental characteristics, liquidity, country weightings, and the effect of foreign taxes.”

15)

“Investment Details” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we provide the fund’s or index’s definition of emerging markets.

R:

The index uses Standard and Poor’s definition of emerging markets. Standard and Poor’s, and not the fund, is responsible for determining the definition of whether a country is an emerging market country. Accordingly, we respectfully decline to include the requested disclosure.

16)

“Investment Details” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose liquidity requirements for the index, such as the criteria included on page 5 of the index methodology.

R:

We believe that the ETF’s principal investment strategies are appropriately disclosed in accordance with Form N-1A.  In particular, we believe that the principal investment strategies disclosure contains a sufficiently detailed, plain English description of information relating to the index methodology.  The investment details section contains additional details regarding the fund’s principal investment strategies that we believe are material to investors, including the index methodology, but is not intended to provide a comprehensive description of the fund’s index methodology. Accordingly, we have not added the requested disclosure.

17)

“Investment Details” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose minimum market cap and volume requirements of the index.

R:

See response to comment 16.

18)

“Investment Details” (prospectus)

“Principal Investment Strategies”

C:

The Staff notes it appears the fund has an investment strategy to track an index that may have significant exposure to non-U.S. companies in emerging markets. The Staff requests that we please add disclosure with respect to the following risks and any related risks associated with this investment strategy, or explain why such disclosure would not be appropriate: a) potential for errors in index data, index computation, and/or index construction if the information on non-U.S. companies is unreliable or outdated or if less information about the U.S. companies is publicly available due to differences in regulatory accounting, auditing, and financial record-keeping standards; b) potential significance of such errors on the fund’s performance; c) limitations on the fund adviser’s ability to oversee the index provider’s due diligence process over index data before its use in index computation, construction, and rebalance; d) the rights and remedies associated with investments in a fund that tracks an index comprised of foreign securities may be different than one that tracks domestic securities.

R:

We have added the following disclosure under “Passive Management Risk” to address items (a) and (b):

“Passive Management Risk. An index fund is managed with a passive investment strategy, attempting to track the performance of an unmanaged index of securities, regardless of the current or projected performance of the fund’s index or of the actual securities included in the index. This differs from an actively managed fund, which typically seeks to outperform a benchmark index. As a result, an index fund’s performance could be lower than actively managed funds that may shift their portfolio assets to take advantage of market opportunities or lessen the impact of a market decline or a decline in the value of one or more issuers. The structure and composition of an index fund’s index will affect the performance, volatility, and risk of the index and, consequently, the performance, volatility, and risk of the fund. The fund will be concentrated to approximately the same extent that the fund’s index concentrates in the securities of issuers in a particular industry. The index relies on various sources of information to assess the criteria of issuers included in the index, including information that may be based on assumptions and estimates. There is no assurance that the index’s methodology or sources of information will provide an accurate assessment of included issuers or a correct valuation of securities. Information about non-U.S.

issuers, particularly emerging markets issuers, may be unavailable or unreliable, which could increase the risk of errors in index data, computation, and construction. Any such errors could significantly impact the fund’s performance.”

With respect to (c), we note that the index provider is an affiliate of the adviser. Accordingly, we do not believe that separate disclosure regarding the impact on the adviser’s due diligence process is necessary. In addition, we believe that the rights and remedies associated with investments in a fund that tracks an index comprised of foreign securities are adequately addressed in the fund’s risk disclosures regarding foreign and emerging markets.

19)

“Investment Details” (prospectus)

“Description of Principal Security Types”

“Equity securities represent an ownership interest, or the right to acquire an ownership interest, in an issuer. Different types of equity securities provide different voting and dividend rights and priority in the event of the bankruptcy of the issuer. Equity securities include common stocks, preferred stocks, convertible securities, and warrants.”

C:

The Staff request we confirm supplementally that the convertible securities in the 80% equity basket will only be purchased if they are “in the money.”

R:

Convertible securities are excluded from the fund’s name test.

20)

“Investment Details” (prospectus)

“Principal Investment Risks”

“Fluctuation of Net Asset Value and Share Price. The net asset value per share (NAV) of the fund will generally fluctuate with changes in the market value of the fund’s holdings. The fund’s shares can be bought and sold in the secondary market at market prices. Disruptions to creations and redemptions, the existence of extreme market volatility or potential lack of an active trading market for the fund’s shares may result in the fund’s shares trading significantly above (at a premium) or below (at a discount) to NAV. Given the nature of the relevant markets for certain of the fund’s securities, shares may trade at a larger premium or discount to the NAV than shares of other ETFs. In addition, in stressed market conditions or periods of market disruption or volatility, the market for shares may become less liquid in response to deteriorating liquidity in the markets for the fund’s underlying portfolio holdings.”

C:

The Staff requests we disclose that purchases and redemptions of creation units primarily with cash, rather than through in-kind delivery of portfolio securities, may cause the ETF to incur certain costs. Also, disclose that these costs could include brokerage costs or taxable gains or losses that it might not have incurred if it had made redemption in kind. In addition, please disclose that these costs could be imposed on the ETF and thus decrease the ETF’s NAV to the extent not offset by transactions fees.

R:

We believe that the ETF’s principal investment risks are appropriately disclosed in accordance with Form N-1A. It is not anticipated that purchases and redemptions of creation units will be primarily in cash but rather through in-kind delivery of portfolio securities. Accordingly, we have not included the requested disclosure.

21)

“Investment Details” (prospectus)

“Principal Investment Risks”

“Correlation to Index. The performance of a fund and its index may vary somewhat due to factors such as fees and expenses of the fund, transaction costs, imperfect correlation between the fund’s securities and those in the index, timing differences associated with additions to and deletions from the index, and changes in the shares outstanding of the component securities. A fund may not be fully invested at times as a result of cash flows into the fund. The use of sampling techniques or futures or other derivative positions may affect a fund’s ability to achieve close correlation with the index. In addition, the fund may not be able to invest in certain securities included in the index or invest in them in the exact proportions in which they are represented in the index due to regulatory restrictions. Errors in the construction or calculation of the index may occur from time to time and may not be identified and corrected for some period of time, which may have an adverse impact on the fund and its shareholders.”

C:

If derivatives are a principal investment strategy, the Staff requests we discuss as appropriate in that section pursuant to the Barry Miller letter to ICI.

R:

Investing in derivatives is not a principal investment strategy of the fund.

22)

“Investment Details” (prospectus)

“Other Investment Strategies”

“In addition to the principal investment strategies discussed above, Geode may use various techniques, such as buying and selling futures contracts, swaps, and exchange traded funds, to increase or decrease the fund’s exposure to changing security prices or other factors that affect security values.”

C:

The Staff requests we confirm supplementally that these other investment strategies are not carried out with the intent to leverage the index.

R:

The other investment strategies will not be carried out with the intent to leverage the index.

23)

“Appendix” (prospectus)

“Additional Index Information”

C:

The Staff requests we note the calculation agent in Item 9.

R:

We believe the requested information is appropriately disclosed and, as such, have not included additional disclosure.

24)

“Appendix” (prospectus)

“Additional Index Information”

C:

The Staff requests we include the index provider in Item 9, along with the affiliation.

R:

We have revised the disclosure accordingly.

“The Fidelity Metaverse Index℠ is constructed using Fidelity's rules-based proprietary index methodology. The index methodology identifies and ranks stocks for inclusion in the index based on company revenues and proprietary natural language processing (NLP) scores. Stocks of companies that generate at least 50% of their total revenue from one or more of the following business activity categories are eligible for inclusion in the index, subject to thematic quality screens: computing hardware and components, digital infrastructure, design and engineering software, gaming technology and software, web development and content services, and smart phone and wearable technology. Stocks of companies with less than 50% of their total revenue from these business activities may also be included in the index if an insufficient number of companies meet the 50% revenue threshold. NLP is used to analyze text-based documents to identify companies with relevant keywords. Stocks are assigned thematic relevancy scores and those with the highest scores are selected for inclusion in the index. Each stock is weighted by adjusted market capitalization and capped under the methodology. The index is rebalanced (and reconstituted) quarterly. Fidelity Product Services LLC (FPS) is the index provider. FPS is an affiliated person of the Adviser.”

25)

“Investment Policies and Limitations” (SAI)

“Concentration”

C:

The Staff requests we add “or group of industries” in this section per section 8(b)(1) of the Investment Company Act of 1940 and Item 16 of Form N-1A.

R:

See response to comment 10 above.

26)

“Buying and Selling Information” (SAI)

“Acceptance of Purchase Orders. The fund reserves the absolute right to reject a purchase order transmitted to it by FDC if (i) the order is not in proper form; (ii) the investor(s), upon obtaining the shares ordered, would own 80% or more of the currently outstanding shares of the fund; (iii) acceptance of the Deposit Securities would have certain adverse tax consequences to the fund; (iv) acceptance of the Portfolio Deposit would, in the opinion of the fund, be unlawful; (v) acceptance of the Portfolio Deposit would otherwise, in the discretion of the fund or FMR, have an adverse effect on the fund or the rights of beneficial owners; or (vi) in the event that circumstances outside the control of the fund, make it impossible to process creation orders for all practical purposes. Examples of such circumstances include, without limitation, acts of God; public service or utility problems such as earthquakes, fires, floods, extreme weather conditions, and power outages resulting in telephone, telecopy, and computer failures; wars; civil or military disturbances, including acts of civil or military authority or governmental actions; terrorism; sabotage; epidemics; riots; labor disputes; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the fund, FMR, Geode, FDC, DTC, the transfer agent, or any other participant in the purchase process, and similar extraordinary events. The fund and FDC have the right to require information to determine beneficial share ownership for purposes of (ii) above should it so choose or to rely on a certification from a broker-dealer who is a member of the Financial Industry Regulatory Authority, Inc. as to the cost basis of Deposit Securities. If creations are on an in-kind basis, the fund further reserves the absolute right to reject or suspend an order transmitted to it by FDC and/or the transfer agent in respect of the fund if: (i) acceptance of the Deposit Securities would have certain adverse tax consequences to the fund; or (ii) for any other reasons as specified herein. FDC or the fund shall notify a prospective purchaser of a Creation Unit and/or the Authorized Participant acting on the purchaser’s behalf, of its rejection of the purchaser’s order. The fund, the transfer agent, and FDC are under no duty, however, to verify or give notification of any defects or irregularities in any written order or in the delivery of a Portfolio Deposit, nor shall any of them incur any liability for the failure to give any such notification.”

C:

The Staff requests we delete the underlined language.

R:

We have revised the disclosure as follows:

“Acceptance of Purchase Orders. The fund reserves the ~~absolute~~ right to reject a purchase order transmitted to it by FDC ~~if~~ in certain circumstances, including but not limited to (i) the order is not in proper form; (ii) the investor(s), upon obtaining the shares ordered, would own 80% or more of the currently outstanding shares of the fund; ~~(iii) acceptance of the Deposit Securities would have certain adverse tax consequences to the fund;~~ (~~iv~~iii) acceptance of the Portfolio Deposit would, in the opinion of the fund, be unlawful; ~~(v) acceptance of the Portfolio Deposit would otherwise, in the discretion of the fund or FMR, have an adverse effect on the fund or the rights of beneficial owners;~~ or (iv~~i~~) in the event that circumstances outside the control of the fund, make it impossible to process creation orders for all practical purposes.”

27)

Part C

C:

The Staff requests we file the index license or sub-license agreement to which the fund is a party as an exhibit to the registration statement pursuant to Item 28(h) of Form N‐1A.

R:

We do not believe that an index licensing agreement constitutes a “material contract” that must be filed pursuant to Item 28(h) of Form N‐1A. Accordingly, we have not filed the agreement(s).

28)

“Index Methodology”

“Index Methodology Summary – Investment Universe”

“Global stocks that are traded on 1) a developed stock exchange or 2) an emerging market exchange if a stock is in the top 70% percentile of market cap.”

C:

The Staff asks that we explain how an emerging market exchange is defined and please disclose the top 70% percentile of market cap criterion in the prospectus.

R:

Please see response to comment 16.

29)

“Index Methodology”

“Index Methodology Summary – Portfolio Construction”

“Stocks with high revenue related to business activities”

C:

The Staff requests we define high revenue.

R:

The revenue thresholds that constitute “high revenue” related to business activities in the index methodology summary are described in section 3 of the index methodology as well as in the prospectus.

30)

“Index Methodology”

“Index Methodology Summary – Portfolio Construction”

“Remove stocks which have either high ESG controversy and/or low-quality profiles”

C:

If applicable, the Staff requests we disclose the ESG requirement in the prospectus.

R:

The index methodology for the Metaverse ETF does not include ESG criteria.

31)

“Index Methodology”

“Index Methodology Summary – Portfolio Construction”

“Select approximately top 50 stocks based on thematic relevancy scores”

“Weight stocks by adjusted market cap and target a cap for individual stocks at 4.5%”

C:

The Staff requests we disclose the above information from the Index Methodology Summary – Portfolio Construction in the registration statement.

R:

See response to comment 16.

32)

“Index Methodology”

“Thematic Quality Screen”

“Fidelity Metaverse Index

1) Stock has a max of trailing or next 12-month revenues greater than $100mm

2) 2 or more sell-side analysts currently cover the stock

3) Stock has an improving year over year operating cash flow*

4) Sales growth greater than 10% over either of the last 2 years”

C:

The Staff requests we disclose the above information from the Thematic Quality Screen in the registration statement.

R:

See response to comment 16.

33)

“Index Methodology”

“Ranking”

“The percent revenue floor constraint is relaxed in succession in increments of 10%: 40%, 30%, and 20%. Each time the floor is lowered, the additional stocks identified are ranked by relevancy with scores that start by adding 1 to the largest rank from the prior group. No stock with less than 20% associated revenue will receive a thematic relevancy score. Stocks with higher percentages of associated revenues will be prioritized.”

C:

If this paragraph contains more information than the registration statement, and that information is material to investors, the Staff requests we add disclosure in the prospectus.

R:

See response to comment 16.

34)

“Index Methodology”

“Buffering”

“To reduce turnover in the index, a +/- 10 stock buffer is applied around the 50 stock cutoff based on the above categorization/targeted security count. All stocks with a relevancy score rank between 1-40 are included in the new index. The remaining holdings are comprised of any existing constituent with a rank inside the top 60 stocks. Additionally, the liquidity screen of 2% weight based on $25 million flow is relaxed to 1% if the security is an existing constituent at rebalance.”

C:

The Staff requests we disclose this in the prospectus.

R:

See response to comment 16.

35)

“Index Methodology”

“Data Calculation”

C:

The Staff requests we note in the prospectus which version of the index the fund will be using.

R:

See response to comment 16.

Attachment 1

Annual Operating Expenses

(expenses that you pay each year as a % of the value of your investment)

Management fee	0.39%
Distribution and/or Service (12b-1) fees	None
Other expenses(a)	0.00%
Total annual operating expenses	0.39%

 (a)Based on estimated amounts for the current fiscal year.

1 year	$40
3 years	$125